Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

14 September, 2007

Dear Mr Rosenberg

Re:         Form 20-F for the Fiscal Year Ended December 31, 2006
Filed 27 March 2007
File No. 001-11960

Further to our reply on 10 August 2007 to your letter of 27 July 2007 and our subsequent telephone conversation on 5 September 2007, we set out below our responses to the points raised in that latter conversation with respect to our Form 20-F for the fiscal year ended 31 December 2006.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Accounting Policies, page 101

Revenue, page 101

1.	Please provide the response to question 1 of the letter of 27 July 2007 in disclosure format and confirmation that this disclosure will be provided in future financial statements.

We propose to include the following disclosure in the accounting policies section of our future financial statements:

“Revenue
Sales exclude inter-company sales and value-added taxes and represent net invoice value less estimated rebates, returns and settlement discounts. Sales are recognised when the significant risks and rewards of ownership have been transferred to a third party.    In general this is upon delivery of the products to wholesalers.  However, when a product faces generic competition particular attention is given to the possible levels of returns and, in cases where the circumstances are such that the level of returns (and, hence, revenue) cannot be measured reliably, sales are only recognised when the right of return expires which is generally on ultimate prescription of the product to patients.”

We also propose to revise our future discussions under critical accounting policies in the Financial Review in the following disclosure format:

“Revenue recognition
Revenue represents sales of products to external third parties and excludes inter-company income and value added taxes. We also receive income from royalties and from disposals of intellectual property, brands and product lines which are included in other operating income.

>
Sales of products to third parties: Sales revenue is recorded at the invoiced amount (excluding sales and value added taxes) less estimated accruals for product returns and rebates given to managed care and other customers – a particular feature in the US. Cash discounts for prompt payment are also deducted from sales. Revenue is recognised at the point of delivery, which is usually when title passes to the customer either on shipment or on receipt of goods by the customer depending on local trading terms.  At the time of invoicing sales in the US, rebates and deductions that we expect to pay, generally over the following six to nine months, are estimated. These rebates typically arise from sales contracts with third party managed care organisations, hospitals, long-term care facilities, group purchasing organisations and various State programmes (Medicaid “best price” contracts, supplemental rebates, etc.) and can be classified as follows:

–
Chargebacks, where we enter into arrangements under which certain parties, typically hospitals, the Department of Veterans Affairs and the Department of Defense, are able to buy products from wholesalers at the lower prices we have contracted with them.  The chargeback is the difference between the price we invoice to the wholesaler and the contracted price charged by the wholesaler. Chargebacks are paid directly to the wholesalers.

–
Regulatory, including Medicaid and other federal and state programmes, where we pay rebates based on the specific terms of agreements in individual states which include product usage and information on best prices and average market prices.

–
Contractual, under which entities such as third party managed care organisations, long-term care facilities and group purchasing organisations are entitled to rebates depending on specified performance provisions, which vary from contract to contract.

Accrual assumptions are built up on a product-by-product and customer-by-customer basis taking into account specific contract provisions coupled with expected performance and are then aggregated into a weighted average rebate accrual rate for each of our products. Accrual rates are reviewed and adjusted on a monthly basis.  There may be further adjustments when actual rebates are paid after the initial sale based on utilisation information submitted to us (in the case of contractual rebates) and claims/invoices (in the case of regulatory rebates and chargebacks). We believe that we have been reasonable in our estimates for future rebates using a similar methodology to that of previous years.  Inevitably, however, such estimates involve judgements on aggregate future sales levels, segment mix and the respective customer contractual performance.

Cash discounts are offered to customers to encourage prompt payment. Accruals are calculated based on historical experience and are adjusted to reflect actual experience.

Industry practice in the US allows wholesalers and pharmacies to return unused stocks within six months of, and up to twelve months after, shelf-life expiry.  At point of sale, we estimate the quantity and value of goods which may ultimately be returned. Our returns accruals are based on actual experience over the preceding 12 months for established products together with market related information such as estimated stock levels at wholesalers and competitor activity.  For newly launched products, we use rates based on our experience with similar products or a pre-determined percentage.   For products facing generic competition (such as Toprol-XL in the US) our experience is that we usually lose the ability to estimate the levels of returns from wholesalers with the same degree of precision that we can for products still subject to patent protection.  This is because we have limited or no insight into a number of areas - the actual timing of the launch of a generic competitor following regulatory approval of the generic product (for example, a generic manufacturer may or may not have produced adequate pre-launch inventory), the pricing and marketing strategy of the competitor, the take-up of the generic and (in cases where a generic manufacturer has approval to launch just one dose size in a market of several dose sizes) the likely level of switching from one dose to another.  Under our accounting policy revenue is only recognised when the amount of the revenue can be measured reliably.  Our approach in meeting this condition for products facing generic competition will vary from product to product depending on the specific circumstances; in the case of Toprol-XL, which faced competition from several generic manufacturers, we believed that revenue from all doses in the US could only be measured reliably on writing of the ultimate prescription (at which point the right of return is extinguished).  Accordingly, the point of delivery is the point at which the prescription has been written.  Overall, we believe that our estimates are reasonable.”

Research and development, page 101

2.	Revise the disclosure to include amounts that have been capitalised. Clarify the wording with regard to in-licensed products to make it clear that such products do not represent materials or products for the purpose of developing existing projects.

We propose to revise our accounting policy wording as follows:

“Research expenditure is recognised in the income statement in the year in which it is incurred.

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. Where regulatory and other uncertainties are such that the criteria are not met the expenditure is recognised in the income statement.  This is almost invariably the case prior to approval of the drug by the relevant regulatory authority.  Where, however, the recognition criteria are met, intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch.  As at 31 December 2006, no amounts have met the recognition criteria.  Payments to in-licence products and compounds from external third parties for new research and development projects (in-process research and development), generally taking the form of up-front payments and milestones, are capitalised and amortised, generally on a straight-line basis, over their useful economic lives from product launch. Under this policy, it is not possible to determine precise economic lives for individual classes of intangible assets. However, lives range from three years to twenty years.

Intangible assets relating to products in development (both internally generated and externally acquired) are subject to impairment testing at each balance sheet date. All intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable.  Any impairment losses are recognised immediately in the income statement.”

We trust these responses provide you with the information you require.  However, should you require further information or clarifications, please do not hesitate to contact me on +44 1625 517294 in the first instance or Paul Kenyon, Group Financial Controller on +44 207 304 5059.

Yours sincerely,

/s/ Bill Hicks

Bill Hicks
Director of External Financial Reporting